Mail Stop 4561

June 26, 2008

Mr. Daniel Dror
Chief Executive Officer
American International Industries, Inc.
601 Cien St, Suite 235
Kemah, TX 77565-3077

> **Re:** **American International Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 18, 2008**
> **File No. 001-33640**

Dear Mr. Dror:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief